[redacted]

OD
9/7/13

SECURI 13014409 ION

SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2013
WASH, D.C.
193 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COR Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Underwood Avenue, Suite 400
(No. and Street)

Omaha (City) NE (State) 68114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Sime +1 402 384 6148
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD
10/18/13

OATH OR AFFIRMATION

I, Jeff Sime, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COR Clearing LLC, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
TINA R. BRATETIC
My Comm. Exp. Nov. 30, 2013

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (To be filed separately)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte

COR Clearing LLC

(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)
(formerly known as Legent Clearing LLC)
(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2013
Independent Auditors' Report and
Independent Auditors' Supplemental
Report on Internal Control

COR Clearing LLC

(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)
(formerly known as Legent Clearing LLC)
(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2013
Independent Auditors' Report and
Independent Auditors' Supplemental
Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers
COR Clearing LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of COR Clearing, LLC (the "Company"), a wholly owned subsidiary of COR Securities Holdings, Inc., as of June 30, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of COR Clearing, LLC as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 26, 2013

COR CLEARING LLC
(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)
(Formerly known as Legent Clearing LLC)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS	
CASH AND CASH EQUIVALENTS	$ 6,088,626
CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS	101,273,662
DEPOSITS WITH CLEARING ORGANIZATIONS	7,885,593
SECURITIES OWNED — At fair value	8,845,947
RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS	13,928,789
RECEIVABLE FROM CUSTOMERS	126,095,705
SECURITIES BORROWED	80,640,214
SECURED DEMAND NOTE RECEIVABLE	5,000,000
NOTES RECEIVABLE	230,579
PROPERTY AND EQUIPMENT — Net of accumulated depreciation and amortization of $292,478	608,290
GOODWILL	17,754,395
OTHER ASSETS	3,050,992
TOTAL ASSETS	$ 371,402,792
LIABILITIES AND MEMBER'S EQUITY	
PAYABLE TO BANKS	$ 23,900,000
SECURITIES SOLD NOT YET PURCHASED - At fair value	3,361,132
PAYABLE TO CUSTOMERS	179,909,665
SECURITIES LOANED	97,889,924
PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	14,152,327
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	10,410,368
Total liabilities	329,623,416
SUBORDINATED BORROWINGS	5,000,000
MEMBER'S EQUITY	36,779,376
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 371,402,792

See notes to financial statement.

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Basis of Presentation — COR Clearing LLC (the "Company") is a wholly-owned subsidiary of COR Securities Holdings, Inc. (the "Parent") and is headquartered in Omaha, Nebraska. The Company changed its name from Legent Clearing LLC on September 13, 2012.

Nature of Operations — The Company is a securities broker-dealer and provides clearing services to other broker-dealers on a fully disclosed basis. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and the various securities exchanges in which it maintains membership.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

Cash Segregated in Compliance with Federal and Other Regulations — Cash segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Customer Transactions — Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis in the statement of financial condition.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold not purchased that are readily marketable are valued at fair value based on quoted market prices and recorded on a trade date basis. Those that are not readily marketable are carried at fair value based on management's estimate of fair value. As of June 30, 2013, the Company had Securities Owned with a fair value of $397,920 on deposit with the Options Clearing Corporation (OCC) for option contracts written or purchased in customer accounts. The securities cannot be sold or repledged by the OCC.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Property and Equipment — Property and equipment is recorded at cost less allowances for depreciation and amortization. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years.

Income Taxes — The Company has elected, under the provision of the Internal Revenue Code, to be treated as a disregarded entity, under the entity classification domestic default rules. The income and losses of the Company pass through to the member who incurs the tax obligation or receives the tax benefit. The Company has determined that no material uncertain tax positions exist as of June 30, 2013. The Company's open tax years for federal and state income tax purposes are calendar years 2009 through 2012. It is the policy of the Company to recognize accrued interest and penalties related to uncertain tax positions, should any exist, in Accounts Payable and Accrued Liabilities.

Goodwill — The Company has goodwill recorded from a December 28, 2011 purchase transaction. In the current fiscal year, the Company recorded an adjustment of $1,675,000 to the preliminary purchase price allocation as more information became available related to certain items that were indemnified by the seller. The Company tests goodwill for impairment on an annual basis as of December 31 or when there is evidence that events or changes in circumstances indicate that the carry amount of the asset may not be recoverable. Recoverability of goodwill is measured using a discounted cash flow model. The calculated fair value was in excess of the current carrying value and there was no impairment recorded for the year ended June 30, 2013.

Recently Issued Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board ("FASB") issued accounting updates to fair value measurements. The amendments converge the fair value framework between U.S. GAAP and International Financial Reporting Standards, which provide clarifying guidance on how to measure fair value and require additional disclosures regarding unobservable inputs. Other than the inclusion of the required additional disclosures, the adoption of this guidance as of July 1, 2012 had no impact on the Company.

In January 2013, the FASB issued accounting updates regarding the offsetting of assets and liabilities subject to a master netting agreement. The updates are effective July 1, 2013 and will be applied retrospectively for periods presented upon adoption. Other than the enhanced disclosure requirements, the Company does not anticipate that the adoption of the new guidance will have a material effect on the Company's financial statement.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2013:

Receivable:	
Brokers and dealers	$ 2,020,158
Clearing organizations	4,724,651
Securities failed to deliver	7,183,980
	$ 13,928,789
Payable:	
Brokers and dealers	$ 4,072,931
Clearing organizations	1,804,788
Securities failed to receive	8,274,608
	$ 14,152,327

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company does not have any Level 1 assets or liabilities.

Level 2 — Inputs are observable, either directly or indirectly, but do not qualify as Level 1 inputs. The Company's Level 2 assets and liabilities include: debt obligations of U.S. government and agencies; corporate bonds, debentures and notes; and state and municipal obligations.

Level 3 — Inputs are unobservable inputs for the asset or liability and typically reflect the Company's assumptions that it believes market participants would use in pricing the asset or liability. This category includes unregistered equity securities.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the availability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

At June 30, 2013, the Company's assets measured at fair value consist of the following:

Assets:	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities	$ -	$ -	$ 548,520	$ 548,520
Corporate bonds, debentures and notes	-	5,302,104	-	5,302,104
State and Municipal obligations	-	2,595,479	-	2,595,479
U.S. Government and agency securities	-	399,844	-	399,844
Total assets at fair value	$ -	$ 8,297,427	$ 548,520	$ 8,845,947

Liabilities:	**Level 1**	**Level 2**	**Level 3**	**Total**
Corporate bonds, debentures and notes	$ -	$ 3,361,132	$ -	$ 3,361,132
Total liabilities at fair value	$ -	$ 3,361,132	$ -	$ 3,361,132

For the year ended June 30, 2013, there were no transfers in or out of Level 1, 2, or 3.

The fair value of all other financial instruments reflected in the statement of financial condition (consisting of primarily receivables from and payables to brokers, dealers and clearing organizations and customers, securities borrowed and loaned) except for notes receivable and subordinated borrowings, approximates the carrying value due to the short-term nature of the financial instruments

and pricing characteristics of the financial instruments. Based on the nature of the notes receivable and subordinated borrowings, the Company has concluded that it is not practicable to determine the fair value of these financial instruments.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2013:

Furniture and equipment	$ 596,319
Software	304,449
	900,768
Less accumulated depreciation and amortization	(292,478)
	$ 608,290

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On June 30, 2013, the Company had net capital of $19,657,455 which was $16,837,444 in excess of the required net capital requirement of $2,820,011. The Company's percentage of net capital to aggregate debit items was 13.9%. Under the alternate method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At June 30, 2013, the Company had a deposit requirement of $95,590,135 and maintained a deposit of $96,671,673. On July 1, 2013, the Company made a deposit of $1,000,000.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). At June 30, 2013, the Company had a deposit requirement of $5,856,923 and maintained a deposit of $4,601,989. On July 1, 2013, the Company made a deposit of $1,800,000 to meet the deposit requirement.

7. BENEFIT PLANS

The Company has a 401(k) and profit sharing plan which is made available to all employees. Profit sharing contributions and matching 401(k) contributions are determined at the discretion of the Board of Managers.

8. NOTES PAYABLE TO BANKS

The Company has uncommitted secured lines of credit available for borrowing as needed. As of June 30, 2013, borrowings outstanding totaled $23,900,000. These credit facilities bear interest at rates based on the Federal Funds rate.

9. SECURED DEMAND NOTE AND SUBORDINATED BORROWING

The secured demand note receivable, which is due July 10, 2015, is collateralized by cash of $5,000,000 and is with the same party that provided the Company $5,000,000 under a subordinated loan agreement. The borrowing bears interest payable at maturity at a rate of 8% and matures on July 10, 2015.

The borrowing was approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1. The debt is subordinated to the claims of general creditors and to the extent that the debt facility is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. FINRA requires more than three months advance notification of intent not to extend the maturity of a subordinated loan agreement.

10. COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating leases, which expire at varying dates from December 2013 to March 2016. Following is a schedule of the remaining lease payments:

Years Ending June 30	
2014	$ 113,219
2015	74,450
2016	56,580
Thereafter	-
Total minimum obligations	$ 244,249

On July 16, 2013, the Company executed a lease for office space which expires ninety months after the occupancy of the facility which is expected to occur in December 2013. The total minimum obligation under this lease is approximately $2,675,000.

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be

material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of June 30, 2013, non-customer and customer margin securities of approximately $155,244,096 and stock borrowings of approximately $80,640,214 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company utilized $97,889,924 of these available securities as collateral for securities loaned, $43,986,672 for bank loans, and $8,972,183 for OCC margin requirements.

The Company provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

12. RELATED PARTY TRANSACTIONS

As of June 30, 2013, the Company had an indemnification receivable from Parent of $576,385 recorded in Other Assets. On July 10, 2012, the Company paid off a $3,000,000 subordinated borrowing with the former parent, Legent Group LLC.

13. SUBSEQUENT EVENTS

Subsequent events related to the statement of financial condition have been evaluated for recording and/or disclosure through the date the statement of financial condition was issued. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures except as follows: The Company executed a new lease as disclosed in Note 10 and has made distributions to its Parent totaling $1,250,000.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

August 26, 2013

COR Clearing LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of COR Clearing LLC (the "Company") as of and for the year ended June 30, 2013 (on which we issued our report dated August 26, 2013, and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

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